UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/ Maura Gedid (646) 452-2333 / 2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR 2Q07 PASSENGER TRAFFIC UP 15.29% YOY

2Q07 Highlights1:

•	EBITDA increased by 18.08% to Ps. 430.5 million.

•	Total passenger traffic up 15.29%.

•	Total revenues rose by 17.45%, mainly due to an increase of 32.47% in non-aeronautical revenues and an 11.65% increase in aeronautical revenues.

•	Commercial revenues per passenger rose by 15.12% to Ps.42.41 per passenger.

•	Operating profit increased by 25.67%.

•	EBITDA margin was 61.40% compared with 61.07% in 2Q06.

México D.F., July 23, 2007 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and six-month periods ended June 30, 2007.

_____________________

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Financial Reporting Standards, expressed in constant Mexican pesos as of June 30, 2007, and represent comparisons between the three-month period ended June 30, 2007, and the equivalent three-month period ended June 30, 2006. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.7946.

ASUR 2Q07, Page 1 of 16

Passenger Traffic

For the second quarter of 2007, total passenger traffic increased year-over-year by 15.29%. International passenger traffic rose by 8.52% and domestic passenger traffic increased by 25.51%.

The 15.29% year-over-year increase in total passenger traffic primarily reflected the drop in passenger traffic in the second quarter of 2006, due to the lingering effect of Hurricane Wilma on Cancun, the Mayan Riviera and Cozumel. Hurricane Wilma struck the Yucatan peninsula in October 2005 and inflicted widespread damage on the region’s infrastructure. Travel and tourism in Cancun and the Mayan Riviera regions have since recovered, while Cozumel’s recovery is continuing.

The 8.52% rise in international passenger traffic resulted mainly from increases of 8.08%, 29.39% and 10.19% at the Cancun, Cozumel and Huatulco airports, respectively. The increases at Cancun and Cozumel were principally due to favorable year-over-year comparisons with the 2Q06 base numbers affected by Hurricane Wilma, as noted above. The increase in international passenger traffic was partially offset by a 39.51% decrease in international passenger traffic to Oaxaca in the wake of social unrest in the region.

The 25.21% rise in domestic passenger traffic resulted mainly from increases of 29.88%, 30.55%, 46.92% and 21.23% at the Cancun, Merida, Veracruz and Villahermosa airports, respectively. The increase at Cancun was principally due to the favorable year-over-year comparison described above. The increases in Merida, Veracruz and Villahermosa were principally due to the opening of new airline services at those airports.

For the first six months of 2007, total passenger traffic rose by 21.45% compared to the first six months of 2006, with international passenger traffic up 21.60% and domestic passenger traffic up 21.22%.

ASUR 2Q07, Page 2 of 16

Table I: Domestic Passengers (in thousands)

Airport	2Q06	2Q07	% Change	1H06	1H07	% Change
Cancún	628.1	815.8	29.88	1,069.4	1,419.4	32.73
Cozumel	17.9	18.2	1.68	31.7	32.5	2.52
Huatulco	83.0	82.7	(0.36)	157.8	148.3	(6.02)
Mérida	206.9	270.1	30.55	418.9	503.8	20.27
Minatitlan	42.1	48.2	14.49	84.8	90.8	7.08
Oaxaca	110.6	110.8	0.18	242.7	216.3	(10.88)
Tapachula	43.8	48.9	11.64	88.1	101.1	14.76
Veracruz	157.3	231.1	46.92	300.3	422.0	40.53
Villahermosa	166.3	201.6	21.23	332.0	369.8	11.39
TOTAL	1,456.0	1,827.4	25.51	2,725.7	3,304.0	21.22
Note:	Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	2Q06	2Q07	% Change	1H06	1H07	% Change
Cancún	2,009.9	2,172.2	8.08	3,863.8	4,687.7	21.32
Cozumel	98.0	126.8	29.39	162.4	270.4	66.50
Huatulco	10.8	11.9	10.19	50.3	54.6	8.55
Mérida	31.6	30.8	(2.53)	69.3	67.3	(2.89)
Minatitlan	0.9	1.2	33.33	1.9	1.9	-
Oaxaca	16.2	9.8	(39.51)	38.9	19.4	(50.13)
Tapachula	1.1	1.1	-	2.4	2.3	(4.17)
Veracruz	16.3	17.1	4.91	32.1	32.1	-
Villahermosa	11.0	11.9	8.18	21.3	23.2	8.92
TOTAL	2,195.8	2,382.8	8.52	4,242.4	5,158.9	21.60
Note:	Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	2Q06	2Q07	% Change	1H06	1H07	% Change
Cancún	2,638.0	2,988.0	13.27	4,933.2	6,107.1	23.80
Cozumel	115.9	145.0	25.11	194.1	302.9	56.05
Huatulco	93.8	94.6	0.85	208.1	202.9	(2.50)
Mérida	238.5	300.9	26.16	488.2	571.1	16.98
Minatitlan	43.0	49.4	14.88	86.7	92.7	6.92
Oaxaca	126.8	120.6	(4.89)	281.6	235.7	(16.30)
Tapachula	44.9	50.0	11.36	90.5	103.4	14.25
Veracruz	173.6	248.2	42.97	332.4	454.1	36.61
Villahermosa	177.3	213.5	20.42	353.3	393.0	11.24
TOTAL	3,651.8	4,210.2	15.29	6,968.1	8,462.9	21.45
Note:	Passenger figures exclude transit and general aviation passengers.

ASUR 2Q07, Page 3 of 16

Consolidated Results for 2Q07

Total revenues for 2Q07 increased year-over-year by 17.45% to Ps.701.2 million. This was mainly due to increases of:

•	11.65% in revenues from aeronautical services, principally as a result of the 15.29% rise in passenger traffic; and

•	32.47% in revenues from non-aeronautical services, principally as a result of the 32.68% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues rose by 32.68% year-over-year during the quarter, principally as a result of revenue increases from the following areas:

•	32.80% from duty-free stores,

•	10.87% from food and beverage,

•	35.39% from retail operations,

•	22.01% from parking lots,

•	427.39% from advertising,

•	2.44% from banking and currency exchange services,

•	25.76% from ground transportation,

•	33.73% from car rental companies,

•	5.33% from teleservices services, and

•	21.50% from other revenues.

The growth in each of these areas resulted generally from the rise in passenger traffic and in particular from the opening on May 18, 2007 of Cancun Airport’s new Terminal 3, including the following commercial establishments:

ASUR 2Q07, Page 4 of 16

Food and Beverage

Business Name	Type
Air Margarita Ville	Restaurant
Bubba Gump	Restaurant
Berry Hill	Restaurant
Guacamole Grill	Fast Food
Grab & Go	Fast Food
Pekín Xpress	Fast Food
Johnny Rockets	Fast Food
Domino’s Pizza	Fast Food
Häagen dazs (2)	Ice Cream Parlor
Starbucks coffee (2)	Coffee Shop

Retail and Other Commercial Space

Business Name	Type
Aldeasa	Duty Free shop
Cinco Soles	Mexican handicraft store
Farmacia Payless	Drugstore
Sunglass Island	Gift shop
Roger Boots	Gift shop
Pineda Covalin	Gift shop
Harley Davidson	Gift shop
Air shop 5 tiendas	Convenience store
American Express	Exchange booth

Other factors also boosted revenues during the quarter. Retail revenues benefited from higher concession fees charged to local crafts and specialty shops. Revenues from car rental companies increased due to improved economic terms with concessionaires and the opening of eight new commercial spaces in Terminal 3. The rise in parking lot revenues was partially due to annual rate increases at several airports.

The sharp rise in advertising revenue reflects ASUR’s direct sale of advertising space at its airports, which began on August 2006.

ASUR 2Q07, Page 5 of 16

Total operating costs and expenses for 2Q07 increased 11.76% year over year, primarily as a result of:

•

an 18.02% increase in the cost of services, due mainly to increased personnel costs relating to the implementation of internal accounting controls pursuant to the Sarbanes-Oxley Act of 2002, as well as higher energy costs, insurance premiums and maintenance expenses;

•	a 2.70% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets;

•	a 17.85% increase in the cost of technical assistance, reflecting the increase in EBITDA for the quarter (a factor for the calculation of the fee);

•	a 17.45% increase in concession fees, mainly due to higher revenues; and

•	a 3.38% increase in administrative expenses.

Operating margin for the quarter rose to 43.75% from 40.89% in 2Q06. This was mainly the result of the 17.45% increase in total revenues, which more than offset the increase in costs during the period.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.25% of the average tax value of virtually all of the company’s assets including, in ASUR’s case, its concessions, without deducting the average tax value of certain liabilities). ASUR made asset tax payments of Ps.35.8 million for 2Q07. Of these payments, Ps.4.5 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since ASUR expects to recover Ps.31.3 million as a credit against future income tax payments.

Net income for 2Q07 was Ps.234.0 million, an increase of 29.82% from 2Q06. Earnings per common share for the quarter were Ps.0.7798, or earnings per ADS (EPADS) of US$0.7224 (one ADS represents ten series B common shares). This compares with Ps.0.6007, or EPADS of US$0.5565, for the same period last year.

ASUR 2Q07, Page 6 of 17

Table IV: Summary of Consolidated Results for 2Q07

	2Q06	2Q07	% Change
Total Revenues	597,034	701,205	17.45
Aeronautical Services	430,774	480,966	11.65
Non-Aeronautical Services	166,260	220,239	32.47
Commercial Revenues	137,124	181,934	32.68
Operating Profit	244,150	306,812	25.67
Operating Margin %	40.89%	43.75%	6.99%
EBITDA	364,622	430,540	18.08
EBITDA Margin %	61.07%	61.40%	0.54%
Net Income	180,216	233,950	29.82
Earnings per Share	0.6007	0.7798	29.82
Earnings per ADS in US$	0.5565	0.7224	29.82

Note: Figures are in thousands of constant Mexican pesos as of June 30, 2007. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.7946.

Table V:	Commercial Revenues per Passenger for 2Q07
	2Q06	2Q07	% Change
Total Passengers (‘000)	3,722	4,290	15.26
Total Commercial Revenues	137,124	181,934	32.68
Commercial revenues from direct operations(1)	29,642	26,913	(9.21)
Commercial revenues excluding direct operations	107,482	155,021	44.23

Total Commercial Revenue per Passenger	36.84	42.41	15.12
Commercial revenue from direct operations per passenger(1)	7.96	6.27	(21.23)
Commercial revenue per passenger (excluding direct operations)	28.88	36.14	25.14

Note: For purposes of this table, about 70,100 and 79,500 transit and general aviation passengers are included for 2Q06 and 2Q07, respectively. Revenue figures are in thousands of constant Mexican pesos as of June 30, 2007.

(1)

On July 1, 2006, ASUR ceased the direct commercial operation of the restaurant and snack bar at Cancun Airport, and these facilities are now leased to a subsidiary of Grupo Mera. Since July 1, 2006, revenues from direct commercial operations represent solely the operation of ten convenience stores, as well as the direct commercialization of advertising space, which started in August 2006.

ASUR 2Q07, Page 7 of 16

Table VI:  Operating Costs and Expenses for 2Q07

	2Q06	2Q07	% Change
Cost of Services	160,002	188,840	18.02
Administrative	23,442	24,235	3.38
Technical Assistance	19,117	22,530	17.85
Concession Fees	29,851	35,060	17.45
Depreciation and Amortization	120,472	123,728	2.70
TOTAL	352,884	394,393	11.76
Note:	Figures are in thousands of constant Mexican pesos as of June 30, 2007.

Consolidated Results for the Six-Months Ended June 30, 2007

Total revenues for 1H07 increased by 23.33% from 1H06 to Ps.1,381.3 million. This was mainly due to increases of:

•	21.51% in revenues from aeronautical services as a result of the 21.45% rise in passenger traffic during the period; and

•	27.95% in revenues from non-aeronautical services, principally as a result of the 28.26% rise in commercial revenues detailed below.

Commercial revenues rose by 28.26% year-over-year during 1H07, principally as a result of revenue increases from the following areas:

•	28.82% from duty-free revenues,

•	3.20% from food and beverage,

•	35.83% from retail revenues,

•	15.91% from parking lot revenues,

•	211.90% from advertising revenues,

•	32.81% from ground transportation services,

•	40.42% from car rental companies, and

•	10.85% from other income.

The growth in each of these areas resulted generally from the rise in passenger traffic and in particular from the opening on May 18, 2007 of Cancun Airport’s new Terminal 3, including the new commercial establishments described above.

ASUR 2Q07, Page 8 of 16

Other factors also contributed to the rise in commercial revenue for the first half of 2007. Retail revenues benefited from higher concession fees charged to local crafts and specialty shops. Revenues from car rental companies increased due to improved economic terms with concessionaires and the opening of eight new commercial spaces in Terminal 3. The rise in parking lot revenues was partially due to annual rate increases at several airports.

The increase in commercial revenue for the half was partially offset by declines in the following areas:

•	a 0.98% decline in revenue from banking and currency exchange services as a result of the expiration of a contract with Banamex; and

•	a 6.05% decline in teleservices.

Costs and expenses for 1H07 increased year-over-year by 11.24%, mainly due to the following:

•

a 14.32% increase in costs of services, due mainly to increased personnel costs relating to the implementation of internal accounting controls pursuant to the Sarbanes-Oxley Act of 2002, as well as higher energy costs, insurance premiums and maintenance expenses;

•	a 3.30% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets;

•	a 23.32% increase in concession fees mainly due to higher revenues;

•	a 27.84% rise in technical assistance costs reflecting the corresponding increase in EBITDA during the period; and

•	a 5.24% increase in administrative expenses.

Operating margin increased to 45.01% in 1H07, up from 39.03% for 1H06. This was mainly the result of the 23.33% increase in revenues, which more than offset the 11.24% increase in costs and expenses during the period.

Net income for 1H07 increased by 45.08% to Ps.456.6 million. Earnings per common share for the period were Ps.1.5220, or earnings per ADS (EPADS) of US$1.4100 (one ADS represents ten series B common shares). This compares with Ps.1.0491, or EPADS of US$0.9719, for the same period last year.

ASUR 2Q07, Page 9 of 16

Table VII:    Summary of Consolidated Results for the Six-Month Period

	1H06	1H07	% Change
Total Revenues	1,120,021	1,381,278	23.33
Aeronautical Services	803,897	976,812	21.51
Non-Aeronautical Services	316,124	404,466	27.95
Commercial Revenues	259,375	332,680	28.26
Operating Profit	437,147	621,655	42.21
Operating Margin %	39.03%	45.01%	15.32%
EBITDA	678,320	870,777	28.37
EBITDA Margin %	60.56%	63.04%	4.09%
Net Income	314,732	456,611	45.08
Earnings per Share	1.0491	1.5220	45.08
Earnings per ADS in US$	0.9719	1.4100	45.08

Note: Figures are in thousands of constant Mexican pesos as of June 30, 2007. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.7946.

Table VIII: Commercial Revenues for the Six-Month Period

	1H06	1H07	% Change
Total Passengers (‘000)	7,113	8,632	21.36
Total Commercial Revenues	259,375	332,680	28.26
Commercial revenues from direct operations(1)	56,884	51,317	(9.79)
Commercial revenues excluding direct operations	202,491	281,363	38.95

Total Commercial Revenue per Passenger	36.46	38.54	5.70
Commercial revenue from direct operations per passenger(1)	8.00	5.94	(25.75)
Commercial revenue per passenger (excluding direct operations)	28.46	32.60	14.55

Note: For purposes of this table, about 144,600 and 169,200 transit and general aviation passengers are included for 1H06 and 1H07, respectively. Revenue figures are in thousands of constant Mexican pesos as of June 30, 2007.

(1)

On July 1, 2006, ASUR ceased the direct commercial operation of the restaurant and snack bar at Cancun Airport, and these facilities are now leased to a subsidiary of Grupo Mera. Since July 1, 2006, revenues from direct commercial operations represent solely the operation of ten convenience stores, as well as the direct commercialization of advertising space, which started in August 2006.

ASUR 2Q07, Page 10 of 16

Table IX:   Operating Costs and Expenses for the Six-Month Period

	1H06	1H07	% Change
Cost of Services	302,466	345,783	14.32
Administrative	47,575	50,069	5.24
Technical Assistance	35,655	45,581	27.84
Concession Fees	56,005	69,068	23.32
Depreciation and Amortization	241,173	249,122	3.30
TOTAL	682,874	759,623	11.24
Note:	Revenue figures are shown in thousands of constant Mexican pesos as of June 30, 2007.

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1H07 were Ps. 1,027.10 million, resulting in an annual average tariff per workload unit of Ps.120.26. ASUR’s regulated revenues accounted for approximately 74.90% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On June 30, 2007, Airport Facility Usage Rights and Airport Concessions represented 84.74% of the Company’s total assets, with current assets representing 11.38% and other assets representing 3.80%.

On June 30, 2007, cash and marketable securities were Ps.1,393.04 million. On the same date, shareholder’s equity was Ps.14,010.78 million and total liabilities were Ps.1,320.77 million, representing 91.38% and 8.61% of total assets, respectively. Total deferred liabilities represented 81.24% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.127.10 million as part of the Company’s ongoing plan to modernize its airports pursuant to its master development plans. During 1H07 ASUR made capital investments of Ps.369.22 million.

ASUR 2Q07, Page 11 of 16

2Q07 Earnings Conference Call

Day:	Tuesday, July 24, 2007

Time:	10:00 AM US EDT; 9:00 AM Mexico City time

Dial-in number:	(800) 344-1005 (US & Canada) (706) 634-1333 (International & Mexico)

Access Code:	7174941

Replay:

Starting Tuesday, July 24, 2007 at 11:00 AM US EDT, ending at midnight US EDT on Tuesday, July 31, 2007. Dial-in number: (800) 642-1687 (US & Canada); (706) 645-9291 (International & Mexico). Access Code: 7174941.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q07, Page 12 of 16

ASUR
AEROPUERTOS DEL SURESTE

Operating Results per Airport

Thousands of Mexican pesos in purchasing power as of June 30 th, 2007

Item	2Q 2006	2Q 2007	% change	Six Months 2006	Six Months 2007	% change
Cancun						
Aeronautical Revenues	323,602	352,656	8.98	591,763	728,638	23.13
Non-Aeronautical Revenues	135,327	177,801	31.39	254,381	324,769	27.67
Operating Profit	236,776	275,911	16.53	416,270	571,414	37.27
EBITDA	313,939	353,892	12.73	570,847	727,491	27.44
Cozumel						
Aeronautical Revenues	14,648	18,131	23.78	23,982	37,940	58.20
Non-Aeronautical Revenues	3,901	6,010	54.06	6,826	11,042	61.76
Operating Profit	1,810	6,233	244.36	(2,064)	13,024	731.01
EBITDA	7,739	13,858	79.07	9,784	28,272	188.96
Merida						
Aeronautical Revenues	23,723	29,161	22.92	48,099	55,297	14.96
Non-Aeronautical Revenues	9,475	11,193	18.13	19,551	21,332	9.11
Operating Profit	2,625	9,431	259.28	8,797	15,102	71.67
EBITDA	11,840	18,907	59.69	27,234	34,312	25.99
Villahermosa						
Aeronautical Revenues	18,406	22,307	21.19	36,102	40,782	12.96
Non-Aeronautical Revenues	5,545	6,619	19.37	10,929	12,361	13.10
Operating Profit	2,265	7,753	242.30	8,163	11,856	45.24
EBITDA	8,991	14,635	62.77	21,608	26,180	21.16
Others						
Aeronautical Revenues	50,395	58,711	16.50	103,951	114,155	9.82
Non-Aeronautical Revenues	12,012	18,616	54.98	24,437	34,962	43.07
Operating Profit	674	7,484	1,010.39	5,981	10,259	71.53
EBITDA	22,113	29,248	32.27	48,847	54,522	11.62
Grupo						
Aeronautical Revenues	430,774	480,966	11.65	803,897	976,812	21.51
Non-Aeronautical Revenues	166,260	220,239	32.47	316,124	404,466	27.95
Operating Profit	244,150	306,812	25.67	437,147	621,655	42.21
EBITDA	364,622	430,540	18.08	678,320	870,777	28.37

ASUR 2Q07, Page 13 of 16

ASUR 2Q07, Page 14 of 16

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 st, to June 30 th, 2007 and 2006

Thousands of Mexican pesos in purchasing power as of June 30 th, 2007

Item	Accumulative 2006	Accumulative 2007	Variation %	Quarter 2006	Quarter 2007	Variation %
Revenues						
Aeronautical Services	803,897	976,812	21.51	430,774	480,966	11.65
Non-Aeronautical Services	316,124	404,466	27.95	166,260	220,239	32.47
Total Revenues	**1,120,021**	**1,381,278**	**23.33**	**597,034**	**701,205**	**17.45**
Operating Expenses						
Cost of services	302,466	345,783	14.32	160,002	188,840	18.02
General and administrative expenses	47,575	50,069	5.24	23,442	24,235	3.38
Technical Assistance	35,655	45,581	27.84	19,117	22,530	17.85
Concession fee	56,005	69,068	23.32	29,851	35,060	17.45
Depreciation and Amortization	241,173	249,122	3.30	120,472	123,728	2.70
Total Operating Expenses	**682,874**	**759,623**	**11.24**	**352,884**	**394,393**	**11.76**
Operating Income	**437,147**	**621,655**	**42.21**	**244,150**	**306,812**	**25.67**
Comprehensive Financing cost	45,197	34,119	(24.51)	35,842	30,396	(15.19)
Extraordinary and Special Items						
Extraordinary Items	4,405	-	(100.00)	3,129	-	(100.00)
Special items (NMO Restructuring)	-	-	-	-	-	-
Income Before Income Taxes	**477,939**	**655,774**	**37.21**	**276,863**	**337,208**	**21.80**
Provision for Income Taxes	26,080	7,822	(70.01)	13,192	1,976	(85.02)
Deferred income taxes	137,127	191,341	39.54	83,455	101,282	21.36
Deferred employees profit sharing	-	-	-	-	-	-
Net Income for the Year	**314,732**	**456,611**	**45.08**	**180,216**	**233,950**	**29.82**
Earning per share	**1.0491**	**1.5220**	**45.08**	**0.6007**	**0.7798**	**29.82**
Earning per ads usd	**0.9719**	**1.4100**	**45.08**	**0.5565**	**0.7224**	**29.82**
Exchange rate per dollar 10.7946

ASUR 2Q07, Page 15 of 16

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Changes in Financial Position from January 1 st, to June 30 th, 2007 and 2006

Thousands of Mexican pesos in purchasing power as of June 30 th, 2007

Item	Accumulative 2006	Accumulative 2007	Variation %	Quarter 2006	Quarter 2007	Variation %
Net Income for the Year	**314,732**	**456,611**	**45.08**	**180,216**	**233,950**	**29.82**
Depreciation and Amortization	241,173	249,122	3.30	120,472	123,728	2.70
Resources provided by operations	**555,905**	**705,733**	**26.95**	**300,688**	**357,678**	**18.95**
Changes in operating assets and liabilities:						
Decrease (increase) in:						
Trade receivables	(95,900)	(39,052)	(59.28)	1,230	(3,466)	(381.79)
Recoverable taxes and other current assets	(10,158)	28,777	(383.29)	(24,902)	12,739	(151.16)
Other deffered assets	(20,851)	(28,501)	36.69	(980)	(25,898)	2,542.68
					-	
Increase (decrease) in:					-	
Trade accounts payable	(14,180)	13,090	(192.31)	908	3,930	332.82
Accrued expenses and others payables	(226,418)	(100,658)	(55.54)	(90,734)	(122,375)	34.87
Long term liabilities	94,353	158,946	68.46	58,855	79,825	35.63
Resources provided by (used for) working capital	**(273,154)**	**32,602**	**(111.94)**	**(55,623)**	**(55,245)**	**(0.68)**
Resources provided by (used for) operating activities	**282,751**	**738,335**	**161.13**	**245,065**	**302,433**	**23.41**
Resources provided by (used for) financing activities:	**(212,748)**	**(225,000)**	**5.76**	**(212,748)**	**(225,000)**	**5.76**
Notes payable	-		-	-		-
Others	(212,748)	(225,000)	5.76	(212,748)	(225,000)	5.76
Resources provided by (used for) investing activities:	**(433,805)**	**(369,218)**	**(14.89)**	**(276,771)**	**(127,096)**	**(54.08)**
Investments in machinery, furniture and equipment, net	(139,409)	(965,453)	592.53	(130,949)	(962,313)	634.88
Investments in rights to use airport facilities	-	0	-	-	0	-
Investments in constructions in process	(363,112)	576,437	(258.75)	(183,103)	793,407	(533.31)
Investments in others	68,716	19,798	(71.19)	37,281	41,810	12.15
Increase (Decrease) in cash and cash equivalents	**(363,802)**	**144,117**	**(139.61)**	**(244,454)**	**(49,663)**	**(79.68)**
Cash and cash equivalents at beginning of the financial period	1,605,053	1,248,922	(22.19)	1,485,705	1,442,702	(2.89)
Cash and cash equivalents at the end of the financial period	**1,241,251**	**1,393,039**	**12.23**	**1,241,251**	**1,393,039**	**12.23**

ASUR 2Q07, Page 16 of 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 23, 2007